SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX

AMERICA ● ASIA PACIFIC ● EUROPE

December 4, 2020

VIA EDGAR

Ms. Deborah L. O’Neal

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Comments on Preliminary Proxy Statement of Ready Assets Government
Liquidity Fund (the “Fund”)

Dear Ms. O’Neal:

This letter responds to the telephonic comments provided by Ms. Deborah L. O’Neal of the staff (the “Staff”) of the Division of Investment Management of the U.S. Securities and Exchange Commission (the “Commission”) on November 24, 2020 regarding the Fund’s preliminary proxy statement filed on Schedule 14A (the “Proxy Statement”) on November 20, 2020.

The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Fund. The Fund’s responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Proxy Statement.

Proxy Statement

Comment 1: Please confirm whether the Fund has stopped selling its shares, and if not, why not.

Response: The Fund had stopped accepting purchase orders on March 31, 2020. However, the Board of Trustees of the Fund approved a proposal to reopen the Fund to share purchases effective as of November 10, 2020. The primary purpose for the reopening was to allow BlackRock Financial Management, Inc. to purchase shares of the Fund to facilitate the ability to obtain a quorum for voting on the Proposal. This purchase by BlackRock Financial Management, Inc. is discussed further in the Proxy Statement.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

Comment 2: Please confirm that the Fund will stay current on all applicable Commission filings until the Fund’s Liquidation Date.

Response: The Fund confirms that the Fund will stay current on all applicable Commission filings until such Fund’s Liquidation Date.

Comment 3: Please confirm that the EDGAR series and class identifiers for the Fund, as applicable, will be listed as “inactive” following the deregistration of the Fund under the Investment Company Act of 1940, as amended (the “1940 Act”).

Response: The Fund confirms that the EDGAR series and class identifiers for the Fund, as applicable, will be listed as “inactive” following the deregistration of the Fund.

Comment 4: The Staff reminds the Fund to file Form N-8F to deregister the Fund under the 1940 Act following the Fund’s termination.

Response: The Fund acknowledges its responsibility to deregister the Fund under the 1940 Act by filing Form N-8F following the Fund’s termination.

Comment 5: Please confirm that the Fund will use reasonable efforts to locate all Record Holders of the Fund as of the Record Date as well as all shareholders entitled to receive a liquidating distribution.

Response: The Fund confirms that the Fund will use reasonable efforts to locate all Record Holders of the Fund as of the Record Date as well as all shareholders entitled to receive a liquidating distribution.

Comment 6: Please confirm that the Fund will make a determination of which Fund receivables cannot be collected and will include such uncollectable receivables, if any, in liquidation costs.

Response: The Fund will confirm the collectability of open receivables when determining the liquidation costs.

Comment 7: Please confirm whether FASB Accounting Standards Codification (ASC) subtopic 450-20 (Contingencies: Loss Contingencies) (formerly, FAS 5 (Accounting for Contingencies)) will be used in accounting for the liquidation of the Fund and that the Fund has set aside the appropriate amount of assets to cover liabilities.

Response: The Fund will account for loss contingencies under FASB Accounting Standards Codification (ASC) subtopic 450-20 (Contingencies: Loss Contingencies), if applicable. The Fund will set aside the appropriate amount of assets to cover liabilities.

Comment 8: The Staff reminds the Fund that Rule 14a-6(e)(1) under the Securities Exchange Act of 1934, as amended, requires registrants to clearly mark all copies of preliminary proxy statements and forms of proxy as “Preliminary Copies” unless confidential treatment is obtained pursuant to Rule 14a-6(e)(2).

Response: With respect to any future filings, the Fund acknowledges its responsibility to clearly mark all copies of preliminary proxy statements and forms of proxy as “Preliminary Copies” unless confidential treatment is being sought pursuant to Rule 14a-6(e)(2).

* * * * * * * *

Please do not hesitate to contact me at (212) 839-5511 if you require additional information regarding the Proxy Statement.

Respectfully submitted,

/s/ Douglas E. McCormack
Douglas E. McCormack
cc:	Tricia Meyer
Janey Ahn
John A. MacKinnon